

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 19, 2012

Via E-mail
Yakun Song
President and Chief Executive Officer
Yakun International Investment & Holding Group
No.40-1 Dama Road
Nanguan District, Chang Chun 1300003
People's Republic of China

> **Re: Yakun International Investment & Holding Group, formerly**
> **Rhino Productions, Inc.**
> **Amendment No. 1 to Current Report on Form 8-K**
> **Filed December 21, 2011**
> **File No. 001-34210**

Dear Ms. Song:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Current Report on Form 8-K, filed December 21, 2011

General

1. We note your disclosure at page 3 that your corporate name change was effective on December 14, 2011. Please ensure that your company name is updated on EDGAR.

2. We remind you of prior comments 1 and 2 from our letter dated October 13, 2011. Please provide a marked version of future amendments and clearly identify the page(s) of the marked version where you have provided the responsive disclosure.

3. We note that you have not provided responsive disclosure with respect to the last bullet point of prior comment 3. Please revise accordingly.

4. We reissue prior comment 4 and note your reference to "Jilin Fooding Co., Ltd." on page 72.

Completion of Acquisition or Disposition of Assets, page 3

5. With respect to prior comment 6, please expand your organizational chart to reflect the VIE arrangements among all relevant parties, including those between Changchun Yaqiao Business Consulting Co., Ltd. (WFOE) and the Decens Foods Shareholders.

6. We note your disclosure at page 4 regarding Mr. Tao Jing. However, we also note your reference at page 4 to Mr. Tang. Please revise to clarify whether this is the same individual.

Business, page 5

7. We note your response to prior comment 9 and reissue such comment. We refer you to your disclosures in "Business Overview" on page 5 and "Operations" on page 9, which appear to pertain to only 2010.

8. We note that you indicate in your response to prior comment 9 that Ms. Song acquired control of Decens Foods in 2004. However, your disclosure on page 5 suggests that she acquired control in 2003, and her officer biography at page 39 indicates that she has served as Chairman and CEO of Decens Foods since 2003. Please advise or revise for consistency.

Government Regulation, page 14

9. We note your response to prior comment 16, and reissue such comment. Please revise your disclosure to further clarify the effect of each of the referenced governmental regulations on you, your business, your organizational structure, and your shareholders. For example, please clarify the practical effect to you and your shareholders of the regulations you describe under the headings "Regulations on Foreign Currency Exchange," "Regulation on Overseas Listings," "Regulations on Dividend Distribution," and "Regulations Relating to Taxation."

Risk Factors, page 16

10. Please avoid statements that mitigate the risk you present. For example, rather than stating that there can be no assurance of a particular outcome, delete such language and state the extent of each risk plainly and directly. In addition, clauses that begin or precede with "although" also require revision. As an example, we refer you to the mitigating language in the risk factor "The PRC government may determine that the VIE Agreements are not in compliance…" on page 21.

Risks Relating to our Common Stock and our Status as a Public Company, page 28

We will incur significant costs as a result of operating as a public company…, page 28

11. We note your responses to prior comments 23 – 27. Based on the information provided in your response, it appears that your employees who are primarily responsible for preparing and supervising the preparation of your financial statements in accordance with U.S. GAAP have limited knowledge of and professional experience with U.S. GAAP and SEC rules and regulations. Please revise your risk factors to describe those factors that impact your ability to prepare financial statements and maintain your books and records in accordance with U.S. GAAP. Specifically, these factors would include the maintenance and preparation of your books and records in accordance with GAAP used in the Peoples' Republic of China and the potential resulting effect of management's limited knowledge of and professional experience with U.S. GAAP and SEC rules and regulations. In addition, please confirm to us that you will evaluate these factors in the future in concluding on the effectiveness of disclosure controls and procedures under Item 307 of Regulation S-K and internal control over financial reporting under Item 308 of Regulation S-K.

12. In connection with the preceding comment, we note that you concluded that your disclosure controls and procedures were effective at September 30, 2011. Please provide us with additional detail regarding this conclusion considering the apparent deficiencies in your control system. Alternatively, please revise the conclusion in your Form 10-Q for the quarter ended September 30, 2011 regarding the effectiveness of your disclosure controls and procedures.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32

Results of Operations, page 33

Nine Months Ended September 30, 2011 Compared with Nine Months Ended September 30, 2010, page 33

13. We note your response to prior comment 30, but we were not able to identify any substantive additions made under the headings "Sales" and "Cost of Sales." As such, we reissue our prior comment in its entirety. Please revise the analysis of your operating results for each period presented to better describe and quantify underlying material activities that generated variances between periods. Please ensure to separately quantify the effect of each factor that you have cited as the cause of material changes.

Selling, General and Administrative Expenses, page 34

14. We note your response to prior comment 32 which states that your chief executive officer did not take any salary in accordance with Chinese custom. Please revise to disclose the fair value of the services rendered by your chief executive officer. In addition, please tell us how you considered the guidance in SAB Topic 1.B.1 and how you accounted for the services rendered by your chief executive officer for which she was not fully compensated.

Liquidity and Capital Resources, page 37

Operating Activities, page 37

15. We note that you expended cash of approximately $3.2 million during the interim period ended September 30, 2011 as a prepayment for a lease agreement entered into with a related party. In light of the significance of this amount to your liquidity position, please disclose management's assessment of any impact this agreement may have on your ability to meet upcoming cash requirements over both the short and long term.

Executive Compensation, page 41

16. We note your response to prior comment 42 and reissue such comment. Please revise your disclosure to provide a written description of your compensatory arrangement with your chief financial officer.   Refer to Q&A 146.04 from Compliance & Disclosure Interpretations, Regulation S-K (updated July 8, 2011), *available at* http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.

Certain Relationships and Related Party Transactions, page 42

17. We note your disclosure at page 42 regarding your new lease agreement with Yakun Song. Please revise this section to disclose that the total rent of RMB21,000,000 was prepaid in advance. We note your related disclosure in the notes to your financial statements at page 80.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

J – Revenue Recognition, page 62

18. We note your response to prior comments 50 and 51. Please revise your footnote disclosure in Note 2(j) to reflect the revenue recognition policies provided in your response.

N – Retained Earnings, page 64

19. We note your response to prior comment 46 and the related revisions to your filing. Please revise to separately present amounts related to statutory reserve funds and discretionary surplus funds in your balance sheet or statement of changes in stockholders' equity.

Note 5. Loans Receivable, page 69

20. We note your response to prior comment 54 and your disclosure stating that the due date for the loans to Jilin Xinchao Wuzi Co. were extended to November 30, 2011. Please tell us whether these loans were repaid on a timely basis.

21. We note your response to prior comment 55, but your response does not appear to provide a clear reconciliation of the amounts presented in Note 5. Please provide a reconciliation for the amounts presented in footnote 5 as requested in our prior comment. Also, it is not clear what specific transactions are reflected in your reconciliation for the amounts presented in footnote 6. Please revise to expand your reconciliation to clearly identify each transaction and how it results in the ending balances in your footnote and cash flows from investing activities.

Note 8. Property and Equipment, page 70

22. We note your response to prior comment 56. Please revise your footnote to include the information provided in your response in order to clarify the apparent inconsistencies in your current disclosure.

Closing Comments

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made

    You may contact Robert Carroll, Staff Accountant, at (202) 551-3362, or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Caroline Kim, Staff Attorney, at (202) 551-3878 or, in her absence, Laura Nicholson, Staff Attorney, at (202) 551-3584 with any other questions.

                                        Sincerely,

                                        /s/ A.N. Parker *for*

                                        H. Roger Schwall
                                        Assistant Director

cc: Vincent J. McGill
        Eaton & Van Winkle LLP